UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1932.
(Amendment No.  2)*
Arcadia Resources, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
39209101

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	39209101	Page	2	of	6 pages

1	NAMES OF REPORTING PERSONS. I.R.S Identification Nos. of above persons (entities only). Lawrence R. Kuhnert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		5,980,367

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,980,367

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,892,428

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.37%

12	TYPE OF REPORTING PERSON

	IN

Item 1(a). Name of Issuer:
          Arcadia Resources, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
          9229 Delgates Row, Suite 260, Indianapolis, Indiana 46240
Item 2(a). Name of Persons Filing:
          Lawrence R. Kuhnert
Item 2(b). Address of Principal Business Office, or if None, Residence:
          3138 Dahlia Way, Naples, FL 34105
Item 2(c). Citizenship:
          United States
Item 2(d). Title of Class of Securities:
          Common Stock
Item 2(e). CUSIP Number:
          039209101

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

Page 3 of 6 pages

(g) ☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	5980367

(b) Percent of class:	4.37%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:	5,980,367

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	5,980,367

(iv) Shared power to dispose or to direct the disposition of:	0

Page 4 of 6 pages

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          Not Applicable
Item 8. Identification and Classification of Members of the Group.
          Not Applicable
Item 9. Notice of Dissolution of Group.
          Not Applicable
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009

Date

/s/ Lawrence R. Kuhnert

Signature

Lawrence R. Kuhnert

Name/Title

Page 6 of 6 pages